SILGAN HOLDINGS INC.

4 LANDMARK SQUARE

STAMFORD, CONNECTICUT 06901

(203) 975-7110

November 29, 2017

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Re:	Silgan Holdings Inc.

Registration Statement on Form S-4

Ladies and Gentlemen:

In connection with the proposed exchange offer to be made by Silgan Holdings Inc. (the “Company”) to exchange (the “Exchange Offer”) (i) up to $300,000,000 in aggregate principal amount of its 4 3⁄4% Senior Notes due 2025 (the “Exchange Dollar Notes”) for an equal aggregate principal amount of outstanding 4 3⁄4% Senior Notes due 2025 (the “Original Dollar Notes”) and (ii) up to €650,000,000 in aggregate principal amount of its 3 1⁄4% Senior Notes due 2025 (collectively with the Exchange Dollar Notes, the “Exchange Notes”) for an equal aggregate principal amount of outstanding 3 1⁄4% Senior Notes due 2025 (collectively with the Original Dollar Notes, the “Original Notes”) pursuant to the prospectus contained in the Registration Statement on Form S-4 filed with the Securities and Exchange Commission (the “Commission”) on November 29, 2017, and the related letter of transmittal, this letter will confirm the following:

(1) The Company is registering the Exchange Offer in reliance upon the position of the Staff of the Commission enunciated in the no-action letters issued to Exxon Capital Holdings Corporation (available May 13, 1988), Morgan Stanley & Co. Incorporated (available June 5, 1991) and Shearman & Sterling (available July 2, 1993).

(2) The Company has not entered into any arrangement or understanding with any person to distribute the Exchange Notes to be received in the Exchange Offer and, to the best of the Company’s information and belief, each person participating in the Exchange Offer is acquiring the Exchange Notes in the ordinary course of its business, is not participating in and has no arrangement or understanding with any person to participate in the Exchange Offer with a view to distribute the Exchange Notes to be received in the Exchange Offer and is not an “affiliate” of the Company within the meaning of Rule 405 under the Securities Act of 1933, as amended (the “Securities Act”). In this regard, the Company will make each person participating in the Exchange Offer aware, through the Exchange Offer prospectus or otherwise, that if such person is participating in the Exchange Offer for the purpose of distributing the Exchange Notes to be acquired in the Exchange Offer, such person (i) could not rely on the Staff position enunciated in Exxon Capital Holdings Corporation (available May 13, 1998) or interpretive letters to similar effect and (ii) must comply with the registration and prospectus delivery requirements of the Securities Act in connection with any secondary resale transaction, unless an exemption from registration is otherwise available, and must be identified as an underwriter in the prospectus. The Company acknowledges that such a secondary resale transaction by such person participating in the Exchange Offer for the purpose of distributing the Exchange Notes should be covered by an effective registration statement containing the selling securityholder information required by Item 507 of Regulation S-K under the Securities Act.

(3) A broker-dealer may participate in the Exchange Offer with respect to Original Notes acquired for its own account as a result of market-making or other trading activities provided that the broker-dealer has not entered into any arrangement or understanding with the Company or an affiliate of the Company to distribute the Exchange Notes and the Company (i) will make each person participating in the Exchange Offer aware (through the Exchange Offer prospectus) that any broker-dealer who holds Original Notes acquired for its own account as a result of market-making or other trading activities, and who receives Exchange Notes in exchange for such Original Notes pursuant to the Exchange Offer, must deliver a prospectus meeting the requirements of the Securities Act as described in paragraph (2) above in connection with any secondary resale of such Exchange Notes, and (ii) will include in the transmittal letter or similar documentation to be executed by an exchange offeree in order to participate in the Exchange Offer a provision providing that if the exchange offeree is a broker-dealer holding Original Notes acquired for its own account as a result of market-making or other trading activities, an acknowledgement that it will deliver a prospectus meeting the requirements of the Securities Act in connection with any resale of the Exchange Notes received in respect of such Original Notes pursuant to the Exchange Offer; however, by so acknowledging and by delivering a prospectus, a broker-dealer will not be deemed to admit that it is an “underwriter” within the meaning of the Securities Act.

The transmittal letter to be executed by the exchange offeree in order to participate in the Exchange Offer includes a representation to the effect that if the exchange offeree is not a broker-dealer that by accepting the exchange offer, the exchange offeree represents that it is not engaged in, and does not intend to engage in, a distribution of the Exchange Notes.

SILGAN HOLDINGS INC.

By:	/s/ Frank W. Hogan, III
Frank W. Hogan, III
Senior Vice President,
General Counsel and Secretary

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